Filed pursuant to Rule 424(b)(3)

File No. 333-236896

A&Q LONG/SHORT STRATEGIES FUND LLC

STATEMENT OF ADDITIONAL INFORMATION SUPPLEMENT

dated June 1, 2022

The information set forth below supplements and supersedes any contrary information contained in the Fund's Statement of Additional Information (the "SAI"), dated May 1, 2022. Prospective investors are urged to read carefully the Fund's Prospectus and Limited Liability Company Agreement, as amended and restated from time to time, which are provided together with (or have preceded) this Supplement. Capitalized terms not otherwise defined herein shall have the same meaning as provided in the Prospectus.

The Prospectus, the SAI, this Supplement and material incorporated by reference into the Fund's registration statement are published on the following website: https://www.ubs.com/us/en/asset-management/individual-investors-and-financial-advisors/products/hedge-funds.html. The SAI also is available upon request and without charge by writing the Fund at c/o UBS Hedge Fund Solutions LLC, 600 Washington Boulevard, Stamford, Connecticut 06901, or by calling (888) 793-8637. In addition, you may request other information about the Fund or make investor inquiries by calling (888) 793-8637. The SAI, material incorporated by reference into the Fund's registration statement and other information about the Fund also are available on the SEC's website (http://www.sec.gov). The address of the SEC's website is provided solely for the information of prospective investors and is not intended to be an active link.

If a prospective investor wishes to invest in the Fund, the investor must complete, execute and return the Fund's Investor Certificate, which is provided together with (or has preceded) this Supplement.

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Frank S. Pluchino resigned as the Fund's Chief Compliance Officer in connection with his retirement, effective as of the close of business on May 31, 2022. The Board appointed Aily S. Andrews as the Fund's new Chief Compliance Officer effective concurrent with Mr. Pluchino's retirement.

Further to the foregoing, the Directors and officers table set forth in the SAI under the caption "Directors and Officers—Information About the Directors and Officers" is amended and restated to remove Mr. Pluchino and include the following information regarding Ms. Andrews:

Name, Age, Address and Position(s) with Fund	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director[2]	Other Directorships/ Trusteeships Held by Director Outside Fund Complex During Past 5 Years
Aily S. Andrews (34) UBS HFS 787 Seventh Avenue New York, NY 10019 Chief Compliance Officer	Term — Indefinite Length—since May 31, 2022	Director and Chief Compliance Officer of UBS HFS since May 31, 2022, prior to which she was Deputy Chief Compliance Officer (since May 2020). Ms. Andrews was a Director and Business Risk Officer of UBS's Evidence Lab Innovations from April 2019 to May 2020 (including Head Business Risk Officer from February to May 2020), and was a Vice President and Business Risk Officer of Capital One's Client Solutions business from October 2017 to March 2019 (including Head Business Risk Officer from July 2018 to March 2019).	N/A	N/A